SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-13748

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2007

                                ☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Openwave Systems Inc

Full Name of Registrant

N/A

Former Name if Applicable

2100 Seaport Boulevard

Address of Principal Executive Office (Street and Number)

Redwood City, California 94063

City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Form 10-Q could not be filed within the prescribed time period because the Company has decided to file an amendment to its Annual Report on Form 10-K for the fiscal year ended June 30, 2006, to amend and restate the consolidated balance sheets as of June 30, 2006 and 2005, and the related consolidated statements of cash flows for each of the years in the three-year period ended June 30, 2006. The decision to restate was made based on the review of the impact of the error associated with classifying accrued interest receivable on our investments in “Cash and equivalents” on the consolidated balance sheet as opposed to “Prepaid and other assets.”

This misclassification in turn caused “Cash from operations” to be incorrect on the Company’s consolidated statements of cash flows. In addition, the Company is restating the consolidated statement of stockholders’ equity and comprehensive income for the fiscal year ended June 30, 2006 to properly reflect $1.2 million in currency translation adjustments for intangible assets related to the Company’s French subsidiary that uses the Euro as its functional currency.

None of the above adjustments impacted net income or loss in any fiscal period, however, the adjustments will affect the starting balances for the period being reported on the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harold L. Covert, Executive Vice President and Chief Financial Officer	650	480-8000
(Name)	(Area Code)	(Telephone Number)

2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.    ☐  Yes    ☒    No

Openwave Systems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By:
		Name:	Harold L. Covert
		Title:	Executive Vice President and Chief Financial Officer